Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and the Annual Report are available at https://dognesspet.com under Investor Relations.

DOGNESS (INTERNATIONAL) CORPORATION

Annual Meeting of Shareholders

February 19, 2019

10:00 AM, Beijing Time

(9:00 PM, Eastern Time, on February 18, 2019)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF DOGNESS (INTERNATIONAL) CORPORATION

The undersigned shareholder(s) of Dogness (International) Corporation (the “Company”), hereby appoint(s) Silong Chen or Yunhao Chen as proxy, each with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual meeting of shareholders of the Company to be held on February 19, 2019, at 10:00 AM, Beijing Time (February 18, 2019, at 9:00 PM, Eastern Time), at our executive offices at Tongsha Industrial Estate, East District, Dongguan City, Guangdong Province, China, and to vote all common shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” THE ELECTION OF ALL NOMINEES UNDER PROPOSAL NO. 1, “FOR” PROPOSAL NO. 2 AND IN THE DISCRETION OF THE PROXY WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Continued and to be signed on reverse side

DOGNESS (INTERNATIONAL) CORPORATION

VOTE BY INTERNET

www.proxyandprinting.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 PM, Eastern Time, on February 17, 2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. □

Email Address: ________________________________________

VOTE BY EMAIL

Please email your signed proxy card to akotlova@islandstocktransfer.com.

VOTE BY FAX

Please fax your signed proxy card to +1-727-289-0069 (United States) or +86 0769-38958222 (China).

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Anna Kotlova, Island Stock Transfer, 15500 Roosevelt Blvd., Suite 301, Clearwater FL 33760.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 2 through 3.

		FOR		WITHHOLD
1.	Ordinary Resolution THAT the following individuals be elected as Directors.
	Silong Chen	☐		☐
	Yunhao Chen	☐		☐
	Qingshen Liu	☐		☐
	Zhiqiang Shao	☐		☐
	Zhicong Weng	☐		☐

		FOR	AGAINST	ABSTAIN
2.	Ordinary Resolution THAT Friedman, LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2019.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
3.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)